UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013
Commission File Nos. 001-13928
       333-181552-01

ROYAL BANK OF CANADA

RBC COVERED BOND GUARANTOR LIMITED PARTNERSHIP

 (Translation of Registrant’s name into English)

200 Bay Street Royal Bank Plaza Toronto, Ontario Canada M5J 2J5 Attention: Vice-President & Corporate Secretary	55 Wellington Street, West 14th Floor Toronto, Ontario Canada M5V 3K7 Attention: Vice-President, Market Strategy and Execution, Corporate Treasury

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:                      Form 20-F ☐          Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K AND THE EXHIBITS HERETO SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE AS EXHIBITS TO ROYAL BANK OF CANADA’S AND RBC COVERED BOND GUARANTOR LIMITED PARTNERSHIP’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-181552) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the Royal Bank of Canada (the “Bank”) and RBC Covered Bond Guarantor Limited Partnership (collectively, the “Registrants”) U.S.$ $12,000,000,000 global covered bond programme (the “Program”) shelf registration statement on Form F-3 (File No. 333-181552).  The Registrants have amended the Program transaction agreements to comply with covered bond legislation enacted in Canada under Part I.1 of the National Housing Act (Canada) (the “NHA”) and implemented by Canada Mortgage and Housing Corporation, a crown corporation (“CMHC”), the administrator of the Canadian covered bond legal framework under Part I.1 of the NHA, through the Canadian Registered Covered Bond Programs Guide, dated December 17, 2012, amended on June 27, 2013, and as the same may be further amended, varied or supplemented from time to time (the “Guide”).

On July 3, the Bank was accepted as a registered issuer and the Program was registered as a registered program under Part I.1 of the NHA and the Guide by CMHC in accordance with their terms.   All outstanding covered bonds issued under the Program are and future covered bonds issued under the Program will be registered covered bonds under Part I.1 of the NHA and the Guide.

Exhibits filed herewith are the amended Program transaction agreements that were revised to comply with Part I.1 of the NHA and the Guide, which include changes to loan eligibility criteria, and increased disclosure and reporting requirements.  In addition, Exhibits 4.17 and 4.18 are new Program transaction agreements required under the Guide.  Exhibit 4.17 is a security sharing agreement that sets forth the arrangements with respect to priority of security interests as it relates to particular mortgages in the covered bond portfolio that may secure more than one loan owned by more than one creditor.  Exhibit 4.18 is a custodial agreement with respect to the custody of loan details, related security, releases of security, and any other documents or information as required under the Program transaction agreements and the Guide.

Exhibit Number		Description of Exhibit

4.1	—	Trust Deed, amended and restated as of June 24, 2013, by and among the Bank, the Guarantor LP and Computershare Trust Company of Canada, as Bond Trustee.

4.2	—
Master Definitions and Constructions Agreement, amended and restated as of June 24, 2013, by and among the Bank, the Guarantor LP, the Bond Trustee, 6848320 Canada Inc., RBC Covered Bond GP Inc. and Deloitte & Touche LLP.

4.3	—	Mortgage Sale Agreement, amended and restated as of June 24, 2013, by and among the Bank, the Guarantor LP and the Bond Trustee.

4.4	—	Asset Monitor Agreement, amended and restated as of June 24, 2013, by and among the Bank, the Guarantor LP, the Bond Trustee and Deloitte & Touche LLP, as Asset Monitor.

4.5	—	Servicing Agreement, amended and restated as of June 24, 2013, by and among the Bank, the Guarantor LP and the Bond Trustee.

4.6	—
Agency Agreement, amended and restated as of June 24, 2013, by and among the Bank, the Guarantor LP, The Bank of New York Mellon, London Branch, The Bank of New York Mellon (Luxembourg) S.A., BNY Trust Company of Canada, The Bank of New York Mellon and the Bond Trustee.

4.7	—	Intercompany Loan Agreement, amended and restated as of June 24, 2013, between the Guarantor LP and the Bank.

4.8	—	Guarantor LP Agreement, amended and restated as of June 24, 2013, by and among RBC Covered Bond GP Inc., 6848320 Canada Inc., the Bank and the Bond Trustee.

4.10	—	Corporate Services Agreement, amended and restated as of June 24, 2013, by and among the Bank, the Guarantor LP, the Bond Trustee and 6848320 Canada Inc.

4.11	—	Cash Management Agreement, amended and restated as of June 24, 2013, by and among the Bank, the Guarantor LP and the Bond Trustee.

4.12	—	General Security Agreement, amended and restated as of June 24, 2013, by and among the Guarantor LP, the Bond Trustee and any other person who from time to time may become a party thereto.

4.13	—	Bank Account Agreement, amended and restated as of June 24, 2013, by and among the Guarantor LP, the Bank and the Bond Trustee.

4.14	—	Guaranteed Investment Contract, amended and restated as of June 24, 2013, by and among the Guarantor LP, the Bank and the Bond Trustee.

4.15	—
Interest Rate Swap Agreement, including ISDA Master and Credit Support Annex, amended and restated as of June 24, 2013, together with Interest Rate Swap Confirmations amended and restated as of June 24, 2013, between the Bank and the Guarantor LP.

4.16	—
Covered Bond Swap Agreement, including ISDA Master and Credit Support Annex, amended and restated as of June 24, 2013, together with Covered Bond Swap Confirmations amended and restated as of June 24, 2013, between the Bank and the Guarantor LP.

4.17	—	Security Sharing Agreement, dated June 24, 2013, by and among the Bank, the Guarantor LP and the Bond Trustee.

4.18	—	Custodial Agreement, dated June 24, 2013, by and among the Bank, the Guarantor LP, the Custodian and the Bond Trustee.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA

By:	/s/ James Salem
Name: James Salem
Title: Executive Vice-President and Treasurer

RBC COVERED BOND GUARANTOR LIMITED PARTNERSHIP

By:	/s/ James Salem
Name: James Salem
Title: Director

 Date: July 9, 2013